Filed by Xcel Energy Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: NRG Energy, Inc. Registration No.: 333-84264

Xcel Energy

U.S. Bancorp Center 800 Nicollet Mall Minneapolis, MN 55402-2023

April 24, 2002

INVESTOR RELATIONS RELEASE

XCEL ENERGY REPORTS FIRST QUARTER ONGOING EARNINGS OF 31 CENTS

MINNEAPOLIS – Xcel Energy’s ongoing earnings for the first quarter 2002 were 31 cents per share, excluding special charges, compared with 61 cents per share for the same period in 2001. Total earnings were 29 cents per share for the first quarter of 2002. The special charges for 2002 consisted of 1 cent for the write-off of a Southwestern Public Service Co. (SPS) regulatory asset in response to a regulatory decision, and 1 cent for the refinement of previously announced restaffing charges.

The earnings contribution of Xcel Energy subsidiary NRG Energy declined from 8 cents per share in the first quarter of 2001 to a loss of 6 cents per share in 2002. The decline was due to unfavorable weather in much of NRG’s operating territory in the United States, lower power prices, the impact of Statement of Financial Accounting Standard (SFAS) No. 133 (regarding derivative accounting) and higher interest expense. NRG historically has experienced lower earnings during the first quarter compared with other quarters (NRG’s earnings during first quarter 2001 represented 9 percent of its overall 2001 earnings, excluding SFAS 133 impacts).

Xcel Energy’s utility earnings for the first quarter of 2002, which included trading and marketing activities, were 40 cents per share before special charges as described above, compared with 56 cents per share in 2001. The decline was greater than anticipated primarily due to lower-than-expected trading and short-term wholesale margins, largely related to lower power pool prices. The core regulated businesses remain strong.

“The first quarter of 2002 presented numerous challenges, and we are responding to those challenges in both our regulated and nonregulated operations,” said Wayne H. Brunetti, Xcel Energy’s Chairman, President and Chief Executive Officer. Our 2002 annual earnings target remains $2.30 to $2.40 per share.

“In our regulated operations, we remain focused on managing our costs and serving our customers. Pending successful completion of our recent exchange offer for all publicly held shares of NRG, we have executable plans in place to enhance NRG’s earnings,” Brunetti said. “We anticipate improved NRG results through consolidation and integration of some of NRG’s functions with those of Xcel Energy.”

Xcel Energy and NRG will host a joint earnings conference call beginning at 1:30 p.m. Central Time on April 24. The conference call will be broadcast and archived on Xcel Energy’s Web site at the following location: http://www.xcelenergy.com, then click on: Investor Information. During the conference call, a chart regarding NRG margins and fixed costs will be discussed. The chart may be viewed at

http://media.corporate-ir.net/media—files/nys/xel/xel—042402.pdf. Copies of this news release that have been distributed via email or fax contain a copy of the referenced chart.

In addition, the call can be accessed live at:

U.S. Dial-In: 1-800-230-1074
International Dial-In: (612) 288-0329

The call will be available for replay from 5 p.m. on April 24 through 11:59 p.m. on May 3, Central Time. Replay numbers:

U.S. Dial-In: 1-800-475-6701 International Dial-In: (320) 365-3844 Access Code: 635021

This release includes forward-looking statements that are subject to certain risks, uncertainties and assumptions. Such forward-looking statements are intended to be identified in this document by the words “anticipate,” “estimate,” “expect,” “projected,” “objective,” “outlook,” “possible,” “potential” and similar expressions. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to: general economic conditions, including their impact on capital expenditures; business conditions in the energy industry; competitive factors; unusual weather; changes in federal or state legislation; regulation; risks associated with the California power market; currency translation and transaction adjustments; the higher degree of risk associated with Xcel Energy’s nonregulated businesses compared with Xcel Energy’s regulated business; the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of conditions to the exchange offer that may be waived; and the other risk factors listed from time to time by Xcel Energy in reports filed with the Securities and Exchange Commission (SEC), including Exhibit 99.01 to Xcel Energy’s report on Form 10-K for year 2001.

# # #

Xcel Energy (NYSE: XEL) is a major U.S. electricity and natural gas company with operations in 12 Western and Midwestern states. Formed by the merger of Denver-based New Century Energies (NCE) and Minneapolis-based Northern States Power Co. (NSP), Xcel Energy provides a comprehensive portfolio of energy-related products and services to 3.2 million electricity customers and 1.7 million natural gas customers through its regulated operating companies. In terms of customers, it is the fourth-largest combination electricity and natural gas company in the nation. Company headquarters are located in Minneapolis. More information is available at www.xcelenergy.com.

For more information, contact:

E J McIntyre R J Kolkmann P A Johnson	Vice President & Chief Financial Officer Managing Director, Investor Relations Director, Investor Relations	(612) 215-4515 (612) 215-4559 (612) 215-4535

For news media inquiries only, please call Xcel Energy media relations Xcel Energy Internet Address: http://www.xcelenergy.com	(612) 215-5300

This information is not given in connection with any
sale or offer for sale or offer to buy any security.

XCEL ENERGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(Thousands of Dollars, Except per Share Data)

	Three months ended		Twelve months ended
	March 31,		March 31,

	2002	2001	2002	2001

Operating revenues:

Electric utility	$1,231,657	$1,547,512	$6,078,882	$6,008,761

Gas utility	563,911	960,165	1,656,397	1,943,251

Electric and gas trading	755,412	966,891	2,975,371	2,800,430

Nonregulated and other	750,127	732,538	3,194,485	2,541,118

Equity earnings from investments in affiliates	16,480	23,462	210,088	193,095

Total operating revenues	3,317,587	4,230,568	14,115,223	13,486,655

Operating expenses:

Electric fuel and purchased power – utility	502,046	787,565	2,886,141	2,869,676

Cost of gas sold and transported – utility	375,615	772,052	1,121,120	1,403,264

Electric and gas trading costs	752,662	917,364	2,932,899	2,714,699

Cost of sales – nonregulated and other	397,552	394,809	1,659,265	1,242,767

Other operating and maintenance expenses – utility	391,491	380,148	1,517,382	1,466,001

Other operating and maintenance expenses – nonregulated	212,749	178,266	842,438	676,939

Depreciation and amortization	260,544	213,310	996,434	820,529

Taxes (other than income taxes )	82,897	94,748	304,641	353,510

Special charges	14,113	—	76,343	240,105

Total operating expenses	2,989,669	3,738,262	12,336,663	11,787,490

Operating income	327,918	492,306	1,778,560	1,699,165

Interest income and other nonoperating income – net of other expenses	17,923	17,486	72,598	28,477

Interest charges and financing costs:

Interest charges – net of amounts capitalized	203,232	175,849	809,782	693,325

Distributions on redeemable preferred securities of subsidiary trusts	9,700	9,700	38,800	38,800

Total interest charges and financing costs	212,932	185,549	848,582	732,125

Income before income taxes, minority interests and extraordinary items	132,909	324,243	1,002,576	995,517

Income taxes	33,277	106,281	263,719	346,406

Minority interest	(3,872)	8,652	59,984	47,342

Income before extraordinary items	103,504	209,310	678,873	601,769

Extraordinary items, net of tax	—	—	10,287	(18,960)

Net income	103,504	209,310	689,160	582,809

Dividend requirements on preferred stock	1,060	1,060	4,240	4,241

Earnings available for common shareholders	$102,444	$208,250	$684,920	$578,568

Weighted average common shares outstanding – diluted (1000’s)	354,172	341,472	346,856	339,498

Earnings per share – diluted:

Earnings before unusual items	$0.31	$0.61	$2.00	$2.28

Special charges – see page 4	(0.02)	—	(0.13)	(0.52)

Conservation incentive adjustment – see page 5	—	—	0.07	—

Extraordinary items – see page 5	—	—	0.03	(0.06)

Total	$0.29	$0.61	$1.97	$1.70

Certain items in the 2001 income statements have been reclassified to conform to the presentation included in Xcel Energy’s Annual Report on Form 10-K for the year ended Dec. 31, 2001. These reclassifications had no effect on net income or earnings per share.

See Notes to Consolidated Financial Statements

XCEL ENERGY INC.
Notes to Consolidated Financial Statements (Unaudited)

Due to the seasonality of Xcel Energy’s operating results, quarterly financial results are not necessarily an appropriate base from which to project annual results.

Note 1. Significant Factors Affecting Operating Results

The following table summarizes the earnings-per-share contributions of Xcel Energy’s businesses.

	3 Mos. Ended		12 Mos. Ended

	3/31/02	3/31/01	3/31/02	3/31/01

Utility before unusual items	$0.40	$0.56	$1.72	$1.90

Special charges – see details below	(0.02)	0.00	(0.13)	(0.44)

Conservation incentive adjustment	0.00	0.00	0.07	0.00

Extraordinary items	0.00	0.00	0.03	(0.06)

Total utility	$0.38	$0.56	$1.69	$1.40

Nonregulated / holding company before special charges	(0.09)	0.05	0.28	0.38

Special charges – see details below	0.00	0.00	0.00	(0.08)

Total nonregulated / holding company	(0.09)	0.05	0.28	0.30

Total EPS	$0.29	$0.61	$1.97	$1.70

EPS before unusual items	$0.31	$0.61	$2.00	$2.28

Special Charges

2002 Regulatory Recovery Adjustment – In late 2001, SPS filed an application requesting a rate rider to recover costs incurred to comply with deregulation legislation in Texas and New Mexico. During the first quarter of 2002, SPS entered into a settlement agreement with intervenors regarding the recovery of restructuring costs, subject to approval by the state regulatory commission. Based on the settlement agreement, SPS wrote off pretax restructuring costs of approximately $5 million, or approximately 1 cent per share.

2002/2001 Restaffing – During the fourth quarter of 2001, Xcel Energy expensed pretax special charges of $39 million, or 7 cents per share, for expected staff consolidation costs for an estimated 500 employees. In the first quarter of 2002, the identification of terminated employees was finalized and additional pretax special charges of $9 million, or approximately 1 cent per share, were expensed for the final costs of staff consolidations. The charges related to severance costs for utility operations resulting from restaffing plans of several operating and corporate support areas of Xcel Energy. Staff terminations of 564 are now expected to occur. As of March 31, 2002, 551 of these terminations had occurred.

2001 Postemployment Benefits – Earnings for the 12 months ended March 31, 2002, were decreased by 4 cents per share due to a Colorado Supreme Court decision that resulted in a second-quarter 2001 pretax write-off of $23 million of regulatory assets related to deferred postemployment benefit costs at Public Service Company of Colorado (PSCo), a wholly owed utility subsidiary of Xcel Energy.

2000 Merger Costs – During the third quarter and fourth quarter of 2000, Xcel Energy expensed pretax special charges of $241 million, or 52 cents per share, for costs related to the merger between NSP and NCE. Of these special charges, approximately 44 cents per share were associated with the costs of merging regulated operations and 8 cents per share were associated with merger impacts on nonregulated activities. Of these pretax special charges, $201 million, or 43 cents per share, was recorded during the third quarter of 2000 and $40 million, or 9 cents per share, was recorded during the fourth quarter of 2000.

Conservation Incentive Adjustment

In June 2001, the Minnesota Public Utilities Commission (MPUC) approved a plan, which reversed the 1999 decision mandating the disallowance of recovery of 1998 lost margins, load management discounts and incentives associated with state-mandated programs for electric energy conservation. The liabilities recorded as a result of the 1999 decision of approximately $41 million (including carrying charges) for potential refunds to customers were no longer required. This accounting adjustment increased revenue by approximately $34 million and increased allowance for funds used during construction (equity and debt) by approximately $7 million, increasing earnings by 7 cents per share for the second quarter of 2001.

Extraordinary Items

2000 Electric Utility Restructuring Impacts – In the second quarter of 2000, SPS discontinued regulatory accounting under SFAS No. 71 — “Accounting for the Effects of Certain Types of Regulation” for the generation portion of its business. This change resulted from both legislative and regulatory developments in Texas and New Mexico, which addressed the implementation of electric utility restructuring. During the second quarter of 2000, SPS wrote off its generation-related regulatory assets and other deferred costs, totaling approximately $19.3 million. This resulted in an after-tax extraordinary charge of approximately $13.7 million against the earnings of Xcel Energy and SPS. During the third quarter of 2000, SPS completed the defeasance of its first mortgage indenture and recorded a charge of $8.2 million before tax, or $5.3 million after tax, for the generation-related portion of its defeasance costs. These extraordinary charges reduced Xcel Energy’s earnings by 4 cents per share for the second quarter of 2000 and 2 cents per share for the third quarter of 2000.

2001 Electric Utility Restructuring Delays – During early 2001, legislation in both Texas and New Mexico was passed that delayed the planned implementation of restructuring within SPS’ service territory for at least five years. Accordingly, in the second quarter of 2001, SPS reapplied the provisions of SFAS No. 71 for its generation business. During the fourth quarter of 2001, SPS completed a $500-million, medium-term debt financing with the proceeds used to reduce short-term borrowings that had resulted from the 2000 defeasance. Based on the fourth-quarter 2001 events and the corresponding reduced uncertainty surrounding the financial impacts of the delay in restructuring, SPS restored certain regulatory assets (including defeasance costs) totaling $17.6 million and reported related extraordinary income of $11.8 million, or 3 cents per share, in the fourth quarter.

Utility and Energy Trading Operations

Estimated Impact of Temperature Changes on Regulated Earnings – Xcel Energy analyzes the approximate effect of variations from historical average temperatures on actual sales levels. The following summarizes the estimated impact of temperature variations on actual utility operating results relative to sales under normal weather conditions (excluding the impact on NRG and energy trading operations).

	Earnings per Share Increase (Decrease)

Earnings per Share
for the Period
Ended March 31:	2002 vs. Normal	2001 vs. Normal	2002 vs. 2001

Quarter Ended	($0.01)	$0.02	($0.03)

12 Months Ended	($0.03)	$0.08	($0.11)

Sales Growth – The following table summarizes Xcel Energy’s regulated growth for actual and weather normalized electric and gas sales for the three-month and 12-month period ended March 31, 2002, compared with the same periods in 2001.

	First Quarter		12-Months Ended

	Actual	Normalized	Actual	Normalized

Electric Residential	0.5%	3.1%	(0.3)%	1.5%

Electric Commercial & Industrial	(2.7)%	(2.1)%	0.2%	0.6%

Total Retail Electric Sales	(1.8)%	(0.6)%	0.0%	0.8%

Electric Sales for Resale**	95.1%	*	25.5%	*

Total Firm Gas Sales	(2.7)%	0.3%	(7.1)%	2.5%

Total Gas Sales	(0.1)%	1.8%	(3.5)%	0.6%

*	Not available.

**	Includes wholesale and commodity trading sales.

Electric Utility and Commodity Trading Margins – Electric and gas commodity trading margins consist of non-asset-based electric trading conducted primarily at PSCo and natural gas trading at e prime, a wholly owned natural gas marketing and trading subsidiary. Short-term wholesale margins consist of asset-based electric trading conducted primarily at PSCo and Northern States Power Company – Minnesota, a wholly owned subsidiary of Xcel Energy. The following table details the changes in revenues and margins from Xcel Energy’s electric utility and trading operations for the quarters and 12 months ended March 31:

			Electric	Gas
	Electric	Short-term	Commodity	Commodity	Intercompany	Consolidated
(Millions of dollars)	Utility	Wholesale	Trading	Trading	Eliminations	Total

3 months ended 3/31/2002 Electric utility revenue	$1,191	$41	$—	$—	$—	$1,232

Electric and gas trading revenue	—	—	317	455	(17)	755

Electric fuel and purchased power-utility	(466)	(36)	—	—	—	(502)

Electric and gas trading costs	—	—	(314)	(455)	17	(752)

Gross margin before operating expenses	$725	$5	$3	$—	$—	$733

Margin as a percentage of revenue	60.9%	12.2%	0.9%	—	—	36.9%

3 months ended 3/31/2001 Electric utility revenue	$1,262	$286	$—	$—	$—	$1,548

Electric and gas trading revenue	—	—	326	695	(54)	967

Electric fuel and purchased power-utility	(587)	(201)	—	—	—	(788)

Electric and gas trading costs	—	—	(277)	(694)	54	(917)

Gross margin before operating expenses	$675	$85	$49	$1	$—	$810

Margin as a percentage of revenue	53.5%	29.7%	15.0%	0.1%	—	32.2%

12 months ended 3/31/2002 Electric utility revenue	$5,536	$543	$—	$—	$—	$6,079

Electric and gas trading revenue	—	—	1,329	1,697	(51)	2,975

Electric fuel and purchased power-utility	(2,437)	(449)	—	—	—	(2,886)

Electric and gas trading costs	—	—	(1,305)	(1,679)	51	(2,933)

Gross margin before operating expenses	$3,099	$94	$24	$18	$—	$3,235

Margin as a percentage of revenue	56.0%	17.3%	1.8%	1.1%	—	35.7%

12 months ended 3/31/2001 Electric utility revenue	$5,219	$790	$—	$—	$—	$6,009

Electric and gas trading revenue	—	—	1,100	1,807	(107)	2,800

Electric fuel and purchased power-utility	(2,242)	(628)	—	—	—	(2,870)

Electric and gas trading costs	—	—	(1,024)	(1,798)	107	(2,715)

Gross margin before operating expenses	$2,977	$162	$76	$9	$—	$3,224

Margin as a percentage of revenue	57.0%	20.5%	6.9%	0.5%	—	36.6%

Table Note 1 – The wholesale and trading margins reflect the impact of the regulatory sharing of certain margins under the Incentive Cost Adjustment in Colorado.

Electric and gas commodity trading margins and short-term wholesale margins decreased approximately $127 million for the first quarter of 2002, compared with the first quarter of 2001, and decreased approximately $111 million for the 12-month period ended March 31, 2002, compared with the same period in 2001. The decrease reflects lower power pool prices during the fourth quarter of 2001 and the first quarter of 2002.

Electric utility margins increased approximately $50 million for the first quarter of 2002, compared with 2001, and approximately $122 million for the 12-month period ended March 31, 2002, compared with the same period in 2001. The higher electric margins in the first quarter reflect lower unrecovered costs, due in part to resetting the base-cost recovery at PSCo in January 2002. The increase was partially offset by unfavorable weather impacts. For the 12-month period, the higher electric margins reflect sales growth, the impact of accrued 2002 conservation incentive revenues, lower accruals for regulatory incentive mechanisms and the impact of the conservation incentive adjustment for prior periods as previously discussed. The increase for the 12-month period was partially offset by unfavorable weather impacts.

Other Operating and Maintenance Expenses – Utility — Utility operating and maintenance expenses for the first quarter of 2002 increased approximately $11.3 million, or 3.0 percent, compared with 2001 and by approximately $51.4 million, or 3.5 percent, for the 12 months ended March 31, 2002, compared with the same period in 2001. The increased costs in the first quarter reflect higher outage costs and higher property insurance premiums, partially offset by lower labor-related costs. For the 12-month period, the increase is largely due to increased plant outages, higher nuclear operating costs, bad debt reserves reflecting higher energy prices in 2001 and increased costs due to customer growth. The increase was partially offset by lower labor-related costs.

Nonregulated and Holding Company Operations

The following table summarizes the earnings-per-share contributions of Xcel Energy’s nonregulated businesses and holding company costs.

	3 Months Ended		12 Months Ended

	3/31/02	3/31/01	3/31/02	3/31/01

NRG Energy, Inc.	$(0.06)	$0.08	$0.44	$0.51

Yorkshire Power	0.00	0.01	0.00	0.07

Seren Innovations Inc.	(0.02)	(0.02)	(0.07)	(0.08)

e prime	0.00	0.00	0.02	(0.02)

Planergy International	(0.01)	(0.01)	(0.04)	(0.08)

Financing Costs & Preferred Dividends	(0.02)	(0.04)	(0.09)	(0.08)

Other	0.02	0.03	0.02	(0.02)

Total Nonregulated / Holding Company	$(0.09)	$0.05	$0.28	$0.30

NRG – NRG’s earnings decreased for the first quarter of 2002 and the 12 months ended March 31, 2002, due to mild weather in much of NRG’s operating territory in the United States, which reduces energy sales. In addition, lower power prices have lowered the profitability of NRG sales and higher operating, depreciation and interest costs have resulted from project acquisitions since the first quarter of 2001. Finally, the decrease was also due to a small mark-to-market gain recorded under SFAS 133 in the first quarter of 2002 and a small loss in the twelve-month 2002 period, compared with 3 cents per share in SFAS 133 gains in each of the comparable 2001 periods. Historically, NRG’s first-quarter earnings have been lower than other quarters (first quarter 2001 represented 9 percent of NRG’s annual earnings, excluding SFAS 133 impacts).

At March 31, 2002, Xcel Energy owned approximately 74 percent of NRG. Xcel Energy owned 100 percent of NRG until the second quarter of 2000, when NRG completed its initial public offering, and 82 percent until a secondary offering was completed in March 2001. The NRG earnings for the quarter and 12 months ended March 31, 2002, exclude a loss of approximately 2 cents per share and earnings of 15 cents per share, respectively, related to minority shareholder interests. In comparison, NRG earnings for the quarter and 12 months ended March 31, 2001, exclude earnings of approximately 2 cents per share and 11 cents per share, respectively, related to minority shareholder interests.

Yorkshire Power – During February 2001, Xcel Energy reached an agreement to sell the majority of its investment in Yorkshire Power to Innogy Holdings plc. As a result of this sales agreement, Xcel Energy did not record any equity earnings from Yorkshire Power after January 2001. In April 2001, Xcel Energy closed the sale of Yorkshire Power. Xcel Energy retains an interest of approximately 5 percent in Yorkshire Power to comply with pooling-of-interests accounting requirements associated with the merger of NSP and NCE in 2000.

Seren — Construction of its broadband communications network in Minnesota and California resulted in losses for the quarters and 12-month periods ended March 31, 2002, and 2001 for Seren.

Seren is constructing a combination cable television, telephone and high-speed Internet access system in two locations: St. Cloud, Minn., and Contra Costa county in the East Bay area of northern California. As of March 31, 2002, Xcel Energy’s investment in Seren was approximately $241 million. Seren had capitalized $218 million for plant in service and had incurred another $47 million for construction work in progress for these systems at March 31, 2002. The majority of the system construction in St. Cloud is complete. Management is continuing to evaluate the strategic fit of Seren in Xcel Energy’s business portfolio.

e prime – e prime’s results for the 12 months ended March 31, 2002, reflect the favorable structure of its contractual portfolio, including storage and transportation positions, structured products and proprietary trading in natural gas markets.

e prime’s results for the 12 months ended March 31, 2001, were reduced by special charges of 2 cents per share for contractual obligations and other costs associated with post-merger changes.

Planergy International – Planergy is a wholly owned energy management, consulting and demand-side management services subsidiary of Xcel Energy.

Planergy’s results for the 12 months ended March 31, 2001, were reduced by 4 cents per share for the write-offs of goodwill and project development costs. During the third quarter of 2000, the operations of Planergy and EMI, wholly owned subsidiaries of Xcel Energy, were combined and now do business as Planergy International. As a result of this merger, Planergy reassessed its business model and made a strategic realignment, which resulted in the write-off of $22 million (before tax) of goodwill and project development costs.

Financing Costs and Preferred Dividends - Nonregulated and holding company results include interest expense and preferred dividend costs, which are incurred at the Xcel Energy and intermediate holding company levels and are not directly assigned to individual subsidiaries.

Other – Other nonregulated and holding company results for the 12 months ended March 31, 2001, were reduced by special charges of 2 cents per share for asset write-downs and losses resulting from various nonregulated business ventures that were no longer being pursued after the merger. In addition, other nonregulated earnings increased for the 12 months ended March 31, 2002, from the same period in 2001 due to improved operations at Utility Engineering, a wholly owned subsidiary of Xcel Energy.

Nonoperating Items

Interest Income and Other — Net - Interest income and other nonoperating income – net of other expenses increased by approximately $44 million for the 12 months ended March 31, 2002, compared with the same period in 2001. This increase was primarily the result of a credit swap at NRG, NRG mark-to-market gains on foreign debt and NRG interest income on loans to unconsolidated affiliates.

Income Taxes — Xcel Energy’s effective tax rate (before extraordinary items) was 26.3 percent for the 12 months ended March 31, 2002, and 34.8 percent for the same period in 2001. The change in the effective tax rate between years reflects a lower effective tax rate at NRG and the non-deductibility of certain merger costs in 2000. NRG’s annual effective tax rate declined due to the implementation of state tax planning strategies and a higher percentage of NRG’s overall earnings derived from foreign projects in lower tax jurisdictions. Xcel Energy’s comparable effective tax rates were 25.0 percent for the first quarter of 2002, compared with 32.8 percent for the first quarter of 2001. The first quarter rate decline also reflects the impact of tax credits, which represent a higher percentage of the lower pretax income levels in 2002.

Note 2. NRG Acquisitions & Potential Asset Disposals

Conectiv — In April 2002, NRG announced the termination of an agreement to purchase 794 megawatts of generation facilities from Conectiv, due to the combination of increased operating costs and changes in the electricity market. Canceling the acquisition will result in a $230 million decrease in NRG’s capital obligations for 2002.

FirstEnergy – In November 2001, NRG signed asset purchase and sale agreements with subsidiaries of FirstEnergy Corp. to acquire a 2,535-megawatt portfolio of generating assets and two ash disposal sites. The four coal-fueled generating stations are located along Lake Erie, near Cleveland and Toledo, Ohio. A transitional power purchase agreement with FirstEnergy, covering approximately 95 percent of the output from the facilities, is in place through 2005. The acquisition is expected to take place in the second quarter of 2002.

International Assets – NRG has retained financial advisors to market its international assets. The assets are being marketed in four regional bundles: Latin America, the United Kingdom, Continental Europe and Asia-Pacific. Any future sales would improve liquidity and reduce debt.

Domestic Assets – NRG is evaluating the possible restructuring of its domestic portfolio, including the potential sale of a partial or entire interest in selected North American regions. NRG also is considering the sale of its interests in landfill gas assets.

Note 3. NRG Exchange Offer & Financing

In March 2002, Xcel Energy filed materials with the SEC and commenced the exchange offer under which Xcel Energy would acquire all of the publicly held outstanding common stock of NRG. Xcel Energy currently owns 74 percent of NRG. Under the revised offer terms, each of NRG’s public stockholders would receive 0.50 of a share of Xcel Energy common stock in a tax-free exchange for each outstanding share of NRG common stock they hold.

In April 2002, one of Xcel Energy’s shareholders asked the SEC to hold a hearing in connection with the exchange offer. The hearing was requested to consider issues related to the Public Utility Holding Company Act (PUHCA). The SEC has not yet responded to the request. In order to complete the offer, Xcel Energy must receive SEC approval under the PUHCA. Management believes it is in compliance with the PUHCA requirements.

The SEC published a notice, in April 2002, extending the earliest date by which the SEC could enter an order authorizing Xcel Energy to consummate the exchange offer under the PUHCA to May 7, 2002. As a result, Xcel Energy extended the expiration of the offer to May 8, 2002.

Xcel Energy intends to infuse a total of $600 million of equity into NRG prior to the consummation of the exchange offer. In February 2002, NRG issued to Xcel Energy a $300 million subordinated convertible note. NRG issued an additional $150 million subordinated convertible note to Xcel Energy in April 2002. Xcel Energy, at its option, may at any time so long as the New York Stock Exchange rules do not require prior approval of the NRG stockholders, cause NRG to convert all, but not less than all, of the notes into an aggregate number of shares of NRG’s common stock equal to the sum of the then outstanding principal amount of the notes and all accrued but unpaid interest divided by the price per share on the date specified in the notice to convert. Xcel Energy will cancel this debt if the exchange offer is completed, thereby effectively making a capital contribution to NRG. If the exchange offer is not completed, Xcel Energy intends to convert the notes into NRG common stock.

Note 4. Accounting Changes

SFAS 142– “Goodwill and Other Intangible Assets”

During the first quarter of 2002, Xcel Energy adopted SFAS 142, which requires new accounting for intangible assets, including goodwill. Intangible assets with finite lives will be amortized over their economic useful lives and periodically reviewed for impairment. Goodwill will no longer be amortized, but will be tested for impairment annually and on an interim basis if an event occurs or a circumstance changes between annual tests that may reduce the fair value of a reporting unit below its carrying value. Pretax goodwill amortization expense for the 12 months ended March 31, 2001 was approximately $3.5 million.

During the first six months of 2002, Xcel Energy will perform impairment tests. To date, such tests completed have concluded that no write-down was necessary.

SFAS 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets”

On Jan. 1, 2002, Xcel Energy adopted SFAS 144, which supercedes previous guidance for measurement of asset impairments. Xcel Energy did not recognize any asset impairments as a result of the adoption.

XCEL ENERGY INC.
UNAUDITED EARNINGS RELEASE SUMMARY

All dollars in thousands, except earnings per share

3 months ended March 31	2002	2001

Operating revenue	$3,318,000	$4,231,000

Net income	$103,000	$209,000

Earnings available for common shareholders	$102,000	$208,000

Average shares – common and potentially dilutive (1000’s)	354,000	341,000

Earnings per share — diluted Earnings before unusual items	$0.31	$0.61

Special charges – see page 4	($0.02)	$0.00

Total earnings per share	$0.29	$0.61

12 months ended March 31	2002	2001

Operating revenue	$14,115,000	$13,487,000

Net income	$689,000	$583,000

Earnings available for common shareholders	$685,000	$579,000

Average shares – common and potentially dilutive (1000’s)	347,000	339,000

Earnings per share — diluted

Earnings before unusual items	$2.00	$2.28

Special charges – see page 4	($0.13)	($0.52)

Conservation incentive adjustment – see page 5	$0.07	$0.00

Extraordinary items – see page 5	$0.03	($0.06)

Total earnings per share	$1.97	$1.70

Return on Equity, before unusual items	11.2%	13.6%

Return on Equity — total	10.9%	10.4%

Book value	$18.10	$16.95

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE EXCHANGE OFFER DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

In connection with the proposed exchange offer for NRG shares, Xcel Energy has filed a prospectus and related materials with the SEC. Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by Xcel Energy with the SEC at the commission’s Web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as Xcel Energy’s related filings with the commission, also may be obtained from Xcel Energy by directing a request to Xcel Energy’s information agent for this offer, Georgeson Shareholder Communications, Inc., 111 Commerce Road, Carlstadt, NJ 07072 or call toll-free at 866/800-0230.

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